Jacob Funds Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 15, 2016

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jacob Funds Inc. (the “Company”) File Nos.: 333-21210; 811-09447

Registration Statement on Form N-14 – Reorganization of the Jacob Wisdom Fund
into the Jacob Small Cap Growth Fund

Dear Ms. Brutlag:

This correspondence is being filed in response to oral comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on July 6, 2016 to a representative of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Registration Statement filed on Form N‑14 on June 17, 2016 (the “Registration Statement”).  The Registration Statement was filed pursuant to Rule 145 under the 1933 Act for the purpose of combining two series of the Company into one series.  Specifically, the Company proposed that the Jacob Wisdom Fund (the “Target Fund”), a series of the Company, be reorganized into the Jacob Small Cap Growth Fund (the “Acquiring Fund”), also a series of the Company (together with the Target Fund, the “Funds”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Company, on behalf of the Fund, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Registration Statement, the Staff has not passed on the accuracy or adequacy of the disclosure made in the Registration Statement;

2.
The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the Registration Statement;

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission against the Company.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

COMBINED PROSPECTUS/PROXY STATEMENT

1. Staff Comment: On page 1, please correct the effective date on the Form cover page.

Response: The Company has noted that the shareholder meeting date was erroneously noted on the cover page and undertakes to correct this to the requested effective date of July 18, 2016 in an amended filing.

2. Staff Comment: On page 5, in the paragraph entitled “Are the investment objective, strategies and risks of the Target Fund similar to the investment objectives, strategies and risks of the Acquiring Fund?”, please summarize the differences between the investment objectives, strategies, and risks of the Target Fund and the Acquiring Fund in the Question and Answer section.

Response: The Company has included the following additional disclosure to the aforementioned paragraph:

“The Target Fund’s investment objective, strategies and risks are similar to those of the Acquiring Fund, although there are some differences. For example, the investment objective of both the Target Fund and the Acquiring Fund contains a component for capital appreciation, although the Target Fund’s investment objective also includes an income-seeking component that is not mirrored in the Acquiring Fund’s investment objective. Also, both funds invest primarily in common stocks of U.S. companies; the Target Fund, though, has traditionally invested in mid- to large-capitalization companies, while the Acquiring Fund has a policy of investing at least 80% of its assets in small capitalization companies. Additionally, each Fund is subject to many similar risks; however, the Target Fund, unlike the Acquiring Fund, is subject to the principal risks of fixed income securities, convertible securities and REITs, and the Acquiring Fund, unlike the Target Fund, is subject to the principal risks relating to investing in growth companies.”

For a more detailed comparison of the investment objectives, strategies and risks, see the “Comparison of Investment Objectives, Strategies and Risks” section below.

3.  Staff Comment: Within the Question and Answer section beginning on page 4, include a discussion of the historical performance information, and particularly, discuss the performance of the Acquiring Fund.

Response: The Company has included the following disclosure:

“How does the historical performance of the Acquiring Fund compare to the Target Fund?* The Target Fund commenced operations under current management on December 1, 2009. The Target Fund’s average annual total returns for the one-year and since-inception periods were -4.14% and 8.47%, respectively. The Acquiring Fund commenced operations on November 12, 2012. The Acquiring Fund’s average annual total returns for the one-year and since-inception periods are -13.19% and 7.58%, respectively. While the one-year performance of the Acquiring Fund is lower than that of the Target Fund, the Board believes that the Acquiring Fund’s performance over the past year is not indicative of the Acquiring Fund’s past performance prior to the one-year period nor of its potential and, as a result, does not believe the Acquiring Fund’s relatively lower performance to be a reason against performing the Reorganization.

*All returns are as of December 31, 2015.

4. Staff Comment: Throughout the combined Prospectus/Proxy statement, highlight using bold font all references to Attachments so as to make such references more apparent to shareholders.

Response: The Company has made the requested revision.

5. Staff Comment: Regarding disclosure of Shareholder Fees on page 10, please explain supplementally why the “Other Expenses” are expected to increase after the proposed merger (the “Reorganization”).

Response: The Company states supplementally that the “Other Expenses” are shown for the Target Fund and Acquiring Fund for the fiscal year ended 8/31/15. The fees disclosed as Other Expenses are an aggregate of all the expenses of the Target Fund and Acquiring Fund except for the advisory and 12b-1 fees. Since the pro-forma Other Expenses shown are the combined expenses of both Funds, the number naturally ends up between 1.71%, the Other Expenses for the Target Fund, and 1.27%, those of the Acquiring Fund.

6. Staff Comment: Within the section beginning on page 15 entitled “Board Considerations,” state why liquidation of the Target Fund was the only practical alternative.

Response: The Company has included the following additional disclosure:

“In approving the proposed Reorganization, the Board concluded ~~carefully considered~~ that the only practical alternative to the Reorganization was to liquidate the Target Fund. The Board considered the Target Fund’s reduced and relatively small size, its limited prospects for attracting significant new assets, the Target Fund’s related anticipated annual expense levels, and limitations on the Adviser’s willingness to continue subsidizing fund expense levels.  As a result, maintaining the Target Fund at the status quo did not seem in the shareholders’ best interests and the Board thus considered liquidation as the only practical alternative to the Reorganization.”

7. Staff Comment:  Also within the section entitled “Board Considerations,” include a section describing the Board’s consideration of the Acquiring Fund’s historical investment performance.

Response: The Company has included the following disclosure regarding the Board’s consideration of the Acquiring Fund’s performance:

“The Board took into account the Acquiring Fund’s investment objective and investment strategy, the capabilities of the investment team and the Acquiring Fund’s historical investment performance.  Although the Acquiring Fund’s short-term performance was negative on an absolute basis, the Board was comfortable with the nature of the Fund’s investment strategy, the implementation of that strategy over time, and the expertise/capabilities of the investment team as evidenced by the longer term performance record.”

8. Staff Comment: Within the “Board Considerations” section, include further discussion within the subsection entitled “Relative Expense Ratios” why a higher management fee will be beneficial and note any downsides. Also, discuss any downsides that the Board considered as a result of a higher management fee. If the Board did not discuss any downsides, separately address why the Board did not.

Response: The Board considered that, although the stated management fee of the Acquiring Fund is higher than the Target Fund, the fees for both Funds were substantially similar once expense limitations were taken into account. Therefore, the Fund undertakes to include the following disclosure:

“With regard to the management fee of the Acquiring Fund, which is higher than the management fee of the Target Fund, the Board considered the relative fee levels and justification for the fee level for the Acquiring Fund, and placed significant weight on the fact that the Adviser’s contractual fee waiver arrangement was expected to result in net annual fund expense levels upon the reorganization that were substantially similar to those of the Target Fund.”

9. Staff Comment: Confirm supplementally whether the portfolio managers responsible for managing the day-to-day investments of the Acquiring Fund are the same as those of the Target Fund.

Response: The Company confirms supplementally that Mr. Francis J. Alexander currently serves as Lead Portfolio Manager and Mr. Ryan I. Jacob currently serves as Co-Portfolio Manager of the Target Fund and of the Acquiring Fund. For the Acquiring Fund, Mr. Jacob serves as the Lead Portfolio Manager and Mr. Alexander serves as Co-Portfolio Manager. After the Reorganization, Mr. Jacob will continue to serve as Lead Portfolio Manager and Mr. Alexander will continue to serve as Co-Portfolio Manager.  In addition, Darren Chervitz currently serves a Co-Portfolio Manager of the Acquiring Fund and will continue to do so after the Reorganization.

ATTACHMENTS TO PROSPECTUS/PROXY STATEMENT

10. Staff Comment: On page 9 of the Prospectus/Proxy Statement, the Company mentions that additional comparisons of the Acquiring Fund’s and Target Fund’s fundamental and certain non-fundamental investment policies would be included in Attachment I, Fundamental and Non-Fundamental Investment Policies of the Target Fund and the Acquiring Fund (“Attachment I”). However, the Staff notes that Attachment I is not structured as a comparison. Confirm whether this is because the policies are the same. Otherwise, please compare any changes.

Response: The Company confirms supplementally that the fundamental and non-fundamental investment policies of the Target Fund and the Acquiring Fund are the same. The Company has revised the language referenced above to the following:

“For ~~a comparison of~~ a description of the Target Fund’s and the Acquiring Fund’s fundamental and certain non-fundamental investment policies, which are identical, see Attachment I to this Prospectus/Proxy Statement.”

11. Staff Comment: The Staff notes that the third paragraph on page 1 of Attachment II, the Agreement and Plan of Reorganization and Termination (“Attachment II”), seems to have an itemized list that includes the number (3) but does not include numbers (1) and (2). Please rectify to include the rest of the list or remove the referenced number as appropriate.

Response: The Company has amended the aforementioned disclosure as follows:

“The Corporation’s board of directors (the “Board”), including a majority of its members who are not “interested persons” (as that term is defined in the Investment Company Act of 1940, as amended (“1940 Act”)) of the Corporation, has duly adopted and approved this Agreement on behalf of each Fund, and the transactions contemplated hereby, has duly authorized performance thereof by the Corporation, on Acquiring Fund’s behalf, and by the Corporation, on Target’s behalf, respectively, by all necessary Board action, and ~~(3)~~ has determined that participation in the Reorganization is in the best interests of Acquiring Fund and Target, respectively, and that the interests of the existing shareholders thereof will not be diluted as a result of the Reorganization.”

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Michael Quebbemann of US Bancorp Fund Services, LLC at (414) 765-6316.

Sincerely,

JACOB FUNDS, INC.

/s/ Ryan I. Jacob
Ryan I. Jacob
President, Chief Executive Officer, Director and Chairman of the Board

cc:  Michael P. O'Hare, Esq., Stradley Ronon Stevens & Young, LLP